UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 36305 / August 18, 2026

In the Matter of

ETF Opportunities Trust
8370 Stony Point Parkway, Suite 205
Richmond, VA 23235

Hedgeye Asset Management, LLC
1 High Ridge Park, 3rd Floor
Stamford, Connecticut 06905

(812-15813)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

ETF Opportunities Trust and Hedgeye Asset Management, LLC filed an application on May 27, 2025, and amendments to the application on December 18, 2025, March 3, 2026, June 29, 2026, and July 21, 2026, requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") exempting applicants from section 15(a) of the Act, as well as from certain disclosure requirements. The order permits applicants to enter into and materially amend subadvisory agreements without shareholder approval and also grants relief from certain disclosure requirements.

On July 22, 2026, a notice of the filing of the application was issued (Investment Company Act Release No. 36267). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by ETF Opportunities Trust and Hedgeye Asset Management, LLC (File 812-15813) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.